Exhibit 99.1
30 September 2005
ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
We have today received notification of the following transactions in Reed Elsevier PLC and Reed Elsevier NV ordinary shares by Mr E Engstrom, a director of Reed Elsevier PLC and Reed Elsevier NV.
On 29 September 2005 Mr Engstrom exercised a nil cost share award granted to him on 23rd August 2004 over 38,595 Reed Elsevier PLC shares and 26,678 Reed Elsevier NV shares. In order to meet the tax charges arising on the exercise, Mr Engstrom sold on the same day 28,426 Reed Elsevier PLC ordinary shares at 524.5p per share.
As a consequence of the above transactions, Mr Engstrom’s interest in Reed Elsevier shares has increased to 19,253 Reed Elsevier PLC and 26,678 Reed Elsevier NV ordinary shares.
The ordinary shares required to satisfy the above award have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). Following the transaction, the Trust now holds 9,554,702 ordinary shares in Reed Elsevier PLC and 4,964,200 ordinary shares in Reed Elsevier NV. The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.